Agricore United™

September 16, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - September 15, 2004 - (Press Release – Agricore United Grain Shipments Lead Third Quarter)
   - September 15, 2004 - (Quarterly Flyer – Third Quarter Report for the Quarter and Nine Months Ended July 31, 2004)
   - September 16, 2004 - (Press Release - Agricore United Declares Dividends)
   - September 16, 2004 – (Certification of Interim Filing signed by – Brian Hayward, CEO)
   - September 16, 2004 – (Certification of Interim Filing signed by – Peter Cox, CFO)

Yours very truly,

[signature]

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

Agricore United

AGRICORE UNITED GRAIN SHIPMENTS LEAD THIRD QUARTER

September 15, 2004 (Winnipeg) – Higher grain handling volumes and improved market share coupled with higher per tonne margins led Agricore United's results for the third quarter of 2004. Overshadowing this increase, a late spring and wet and cooler than normal growing conditions contributed to lower sales of crop nutrients and crop protection products despite increased seed sales. As a result, $42.8 million of net earnings ($0.92 basic earnings per share or $0.72 diluted earnings per share) for the third quarter were $2.1 million lower than 2003 but contributed to $13.4 million of net earnings ($0.21 basic and diluted earnings per share) for the nine months ended July 31, 2004. The same nine-month period in 2003 generated net earnings of $3.1 million ($nil basic and diluted earnings per share).

"Increased handling from last year's crop and improved grain margins in the latest quarter have made a substantial contribution to the company's bottom line," says Brian Hayward, Chief Executive Officer. "And apart from expected higher costs of insurance and port terminal operations, there has been no significant increase in grain expenses despite considerably increased handling activity over the past nine months."

The company's third quarter is traditionally the strongest for selling crop production inputs and services. Seed sales increased over the same quarter last year and also contributed higher margins. However, a late spring and unfavourable weather conditions limited opportunities for customers to apply fertilizer and reduced crop nutrient sales during the quarter. Excess moisture conditions also prevented some customers from applying herbicide at the appropriate stages of weed growth, resulting in a decrease in crop protection product sales. Lower product sales in turn contributed to reduced revenues from the provision of related agri-services.

"Our preliminary estimates indicate our market share in crop input sales remains largely unchanged, however, weather conditions this summer frustrated the efforts of our farmer customers and limited sales opportunities for the industry," concludes Hayward. "The effects of continued excessive moisture and the more recent effects of frost have also delayed progress on the 2004 harvest leading to reduced crop quality with yields likely to be no better than the 10 year average."

Livestock Services' gross profit and revenue from services in the quarter reflected a modest increase over 2003 due to increased feed tonnes sold and improved results from the Company's investment in swine production. However, these improvements were more than offset by higher operating expenses as well as higher credit expenses associated with restructuring outstanding trade credit following the negative impact on feed customers of BSE, avian flu and marginal hog profitability.

Despite the competing effects of improved grain handling and lower crop input sales, the Company continued to reduce its leverage while maintaining its short-term liquidity. The Company's weighted average leverage ratio over the 12 months ended July 31, 2004 declined to 46.2% compared to 47.6% for the same 12 month period ended July 31, 2003. A current ratio of 1.43 to 1 at July 31, 2004 declined modestly from 1.48 to 1 at the same time last year. The Company also generated free cash flow (cash flow provided by operations less net capital expenditures) of $41 million for the 12 months ended July 31, 2004. Consequently, total net funded debt decreased to $355 million from $401 million at July 31, 2003.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

- 30 -

For more information, contact:
David Carefoot
Vice President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Agricore United

THIRD QUARTER
REPORT FOR THE QUARTER AND NINE MONTHS ENDED JULY 31, 2004

Q3 Highlights

- **Higher Grain Handling Volumes** – The Company's grain handling volume for the nine months ended July 31, 2004 increased 63% over the same period last year – higher than the 59% increase in industry shipments of the six major grains – and resulting in an increased market share of 35.2% for the nine-month period and 36.1% for the trailing twelve months ended July 31, 2004.

- **Higher Grain Handling Margin per Tonne** – Grain Handling margin of $24.68 per tonne for the quarter ended July 31, 2004 increased over the previous quarter and the same quarter last year and contributed to an average margin for the latest nine months of $21.56 per tonne compared to $20.96 per tonne during the same period in 2003.

- **Lower Crop Protection and Crop Nutrient sales** – A late spring and wet and cooler than normal growing conditions contributed to a 6.9% reduction in crop production services sales – primarily lower crop nutrients sales and reduced sales of crop protection products offset by higher seed sales.

- **EBITDA and EBIT** [1] – EBITDA of $94.6 million for the quarter and $108.4 million for the nine months ended July 31, 2004 decreased $5.6 million and increased $10.2 million, respectively, over the same periods last year, due to higher grain handle and margin offset by lower crop production services sales. EBIT of $61.3 million for the nine months ended July 31, 2004 improved by $17.3 million compared to EBIT of $44 million last year, despite a $3 million decrease in EBIT in the latest quarter.

- **Net Earnings** – Net earnings of $13.4 million ($0.21 basic and diluted earnings per share) for the nine months ended July 31, 2004 were $10.3 million better than net earnings of $3.1 million in 2003, despite a $2.1 million reduction in net earnings to $42.8 million ($0.92 basic earnings per share or $0.72 diluted earnings per share) for the latest quarter compared to $44.9 million ($0.96 basic earnings per share or $0.75 diluted earnings per share) for the same quarter last year.

- **Improved Cash Flow from Operations** – Cash flow from operations of $73.2 million ($1.50 per share) for the nine months ended July 31, 2004 improved $4.5 million over cash flow from operations of $68.7 million ($1.41 per share) for the same period in 2003, although cash flow from operations of $84.2 million ($1.82 per share) for the quarter declined $10.7 million compared to cash flow from operations for the same quarter last year due to a $5.6 million reduction in EBITDA and a $5 million increase in current income taxes.

- **Outlook** – A late spring and wet and cooler than normal growing conditions, compounded by early frosts and continued recent precipitation have resulted in significant delays in the 2004 harvest and are expected to lead to reduced crop quality, a lower percentage of production in the higher grades, although total production is still expected to approximate the ten-year average - higher than in 2003.

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[1] *Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals, discontinued operations net of tax and unusual items ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and Note 4 to the Consolidated Financial Statements below. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.*

September 15, 2004

Consolidated Financial Results

The following Management's Discussion and Analysis as at September 15, 2004 is based on the accompanying financial information that has been prepared using Canadian Generally Accepted Accounting Principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary.

Crop Production Services

Sales of seed, crop nutrients, crop protection and related products of $687.3 million for the nine months ended July 31, 2004 decreased $51.1 million from sales of $738.4 million for the same period last year - $53 million of the sales reduction occurring in the latest quarter. Seed sales increased $6.1 million (or 11.8%) in the quarter but sales of crop nutrients declined by $38.6 million (or 14.2%). Lower crop nutrient sales were based primarily on a reduction in fertilizer tonnes sold as the late spring and unfavourable weather conditions limited opportunities for customers to apply fertilizer prior to seeding – the Company's preliminary estimates indicate a similar industry-wide reduction in fertilizer tonnes sold. Sales of crop protection products declined by $20.5 million (or 7.9%) for the quarter ended July 31, 2004, as excess moisture conditions precluded some customers from applying herbicide at the appropriate stages of weed growth. Other sales and revenue from services for the latest nine months declined by $8.8 million compared to last year due to reduced sales of agri-services (custom application, NH3 application and agronomic services) related to the reduced product sales and lower supplier rebates on the preceding season's crop protection product sales.

Gross profit and net revenue from services of $152.4 million (a margin of 22.2% on sales) for the nine months ended July 31, 2004 decreased $32.2 million from $184.6 million (25% margin) for the same period last year. Lower sales of crop protection products for the latest nine months were mitigated by improved margins resulting in a decline of only 3% in related gross profits. Lower gross profit from crop nutrient sales reflected both reduced tonnes sold and a decline in gross profits from the Company's joint venture, Western Co-operative Fertilizers Limited (primarily in its fertilizer manufacturing subsidiary, Canadian Fertilizers Limited), associated with the absence this year of the inventory appreciation that occurred in 2003. The reduction in net revenues from other sales and services noted above also contributed to the decline in Crop Production Services ("CPS") gross profits.

CPS operating, general and administrative ("OG&A") expenses of $81.8 million for the nine months ended July 31, 2004 were $2 million (or 2.5%) higher than the same period in 2003. As a result, CPS EBITDA of $70.7 million for the nine months declined by $34.2 million from EBITDA of $104.8 million in 2003. However, the EBIT decline of $31.6 million for this segment was moderated by a $2.6 million reduction in depreciation and amortization expenses, resulting in EBIT of $55.1 million compared to $86.7 million in 2003.

Grain Handling

The Canadian Grain Commission ("CGC") reported industry shipments of 21.5 million tonnes of the six major grains (wheat, barley, oats, canola, flax and peas) during the nine months ended July 31, 2004, an increase of 7.9 million tonnes (or 59%) over the same period in 2003. Industry shipments of 7.8 million tonnes for the quarter and 21.5 million for the latest nine months represented about 96% and 86%, respectively, of the industry shipments in the same periods ended July 31, 2001 (prior to the effects of either the 2001 or 2002 droughts).

Agricore United shipped 1.2 million tonnes (or 72%) more grain than last year in the latest quarter and the 7.6 million tonnes shipped in the nine months ended July 31, 2004 represented a 2.9 million tonne (or 63%) increase over 2003 – slightly better than for the industry as a whole. The Company shipped 1.9 million tonnes of Canadian Wheat Board ("CWB") grains during the latest quarter and 4.3 million tonnes for the nine-months ended July 31, 2004, an increase of 865,000 (or 85%) and 1.5 million tonnes (or 55%) compared to the same quarter and nine-month periods, respectively, in 2003. Compared to prior years, CWB grain movement during the first six months of the current fiscal year was weighted towards eastern shipments, whereas the configuration of the Company's country operations favours West Coast shipments. However, the Company's proportion of CWB grain shipments increased in the most recent quarter – improving the Company's ratio of CWB to non-CWB grain shipments for the nine months ended July 31, 2004 compared to

the first six months of the fiscal year. As a result, the ratio of Company to industry grain shipments increased to 35.2% (2003 – 34.5%) for the nine months and increased to 36.1% for the twelve months ended July 31, 2004 (2003 – 33%).

The Company handled 4 million tonnes of grain through its port terminals in the nine months (2003 – 2.1 million tonnes), an increase of 86%. Port terminal handling represented 52.7% of the Company's total grain shipments – compared to 46% in the same period in 2003. The lower port terminal handling in the prior year arose as a result of the 2002 drought and the closure of all grain terminals in the port of Vancouver from August 26th to December 6th, 2002 due to a labour dispute. The higher proportion of port terminal handling in the most recent quarter reflected, in part, increased CWB shipments to the West Coast compared to the first six months of the year. By comparison, the Company handled 4.2 million tonnes or 59.5% of its grain shipments through its port terminal operations in the nine months ended July 31, 2002 (prior to the 2002 drought and labour dispute).

Grain Handling gross profit and net revenue from services of $163 million ($21.56 per tonne) for the nine months increased $60.9 million over last year – $32.5 million of this occurring in the latest quarter. The average margin per tonne for the same nine month period last year was $20.96 – excluding a $4.6 million additional recovery from the Company's grain volume insurance program related to the crop year ended July 31, 2002. The average margin of $24.68 per tonne in the quarter ended July 31, 2004 was significantly higher than the $18.93 per tonne earned in the preceding quarter and $2.04 per tonne (or 9%) higher than in the same quarter last year. Commodity margins per tonne in the current year strengthened compared to the prior year on both CWB grains (due to changes in the mix and quality of CWB grains) and non-CWB commodities (based on both changes in commodity margins and mix of commodities). The significant increase in the proportion of grain handled through the Company's port terminals has also substantially improved gross profit and net revenue from services for the quarter.

Grain Handling OG&A expenses of $41.2 million in the quarter and $112.6 million in the nine months ended July 31, 2004 increased by $4.8 million and $14.3 million (or 14.6%), respectively, over the same periods in 2003. As in the first six months, the nine-month increase was largely attributable to higher insurance costs ($7.3 million) and increased operating activity in the port terminals – reflecting more normal operating volumes in 2004 compared to last year when a labour dispute closed the Vancouver port grain terminals and the 2002 drought dramatically reduced grain handling opportunities. Therefore, the balance of Grain Handling OG&A expenses, related to merchandising, logistics and country operations, did not increase significantly over last year, in either the quarter or the nine months, despite the substantial increase in grain handling activity this year. Offsetting the underlying increase in port terminal OG&A expenses, the Company recovered $4.5 million from a property tax reassessment in the first quarter, related to its terminals in Thunder Bay, Ontario for the years 1996 to 2003, after both the Ontario Municipal Property Assessment Corporation and the Thunder Bay city council agreed to adjust the methodology underlying the assessment calculation. Net of this property tax recovery, overall Grain Handling OG&A expenses for the nine months ended July 31, 2004 increased by $9.8 million.

The increase in Grain Handling EBITDA of $27.6 million in the quarter to $28.4 million and the $51.1 million increase in EBITDA to $55 million for the nine months ended July 31, 2004 therefore arose entirely due to the significantly higher volume of grain shipped combined with improved average margins per tonne. Depreciation and amortization expenses of $23.3 million for the nine months to July 31, 2004 decreased by $3.3 million (12.4%) over last year as the Company continued to consolidate its country grain handling facilities. Consequently, Grain Handling EBIT of $21 million ($7.44 per tonne) for the quarter ended July 31, 2004 increased by $29 million over the segment's EBIT loss of $8 million (loss of $4.89 per tonne) in 2003 and contributed to Grain Handling EBIT of $31.6 million ($4.18 per tonne) for the nine months ended July 31, 2004 – an increase of $54.4 million over the segment's EBIT loss of $22.8 million (loss of $4.91 per tonne) in 2003.

Livestock Services

Feed sales of $170.1 million ($259 per tonne) for the nine months ended July 31, 2004 declined $10 million (or 5.6%) from $180.1 million ($285 per tonne) in the same period of 2003 entirely due to the increased

availability this year of less expensive domestic feed inputs compared to the post-2002 drought conditions of last year. Feed prices tend to fluctuate in response to input prices and accordingly, the profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenues.

Feed sales of 215,000 tonnes for the latest quarter improved by 23,000 tonnes (11.5%) from 192,000 tonnes in the same quarter last year which contributed to sales of 658,000 tonnes for the nine months ended July 31, 2004 compared to 632,000 tonnes for the same period last year, as the Company leveraged its new and modernized feed mill assets to gain sales under adverse market conditions. The effects of the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta over 15 months ago led to ongoing trade restrictions affecting the export of Canadian live cattle. Cattle on feed remain at historically low levels relative to feedlot capacity and seasonal utilization despite the decline in the cost of feed, due to lower ingredient costs, and the development of alternative markets. Avian flu in British Columbia has also affected tonnes sold from the Company's B.C. feed mills. The acquisition of Vertech Feeds Ltd. on February 1, 2004 accounted for about 11,000 tonnes of the sales increase.

Gross profit of $9.4 million ($43.80 per tonne) on feed tonnes sold for the quarter and $29.3 million ($44.55 per tonne) for the nine months ended July 31, 2004 improved from $9 million ($46.88 per tonne) for the quarter and $28.6 million ($45.32 per tonne) for the nine months ended July 31, 2003.

Swine sales of $44 million for the nine months increased by $12.6 million (or 40%) from $31.5 million in the same period last year, reflecting strong prices for hogs. Swine sales' gross profit of $570,000 improved $108,000 over the same nine-month period last year despite a loss in the quarter of $142,000. Other revenues of $2.9 million for the latest nine months improved $892,000 over last year, entirely due to continued improvement in the financial performance of the Company's equity investment in The Puratone Corporation, the second largest swine producer in Manitoba.

Accordingly, Livestock Services gross profit and revenue from services of $10.6 million for the quarter and $32.8 million for the nine months ended July 31, 2004 improved by $625,000 and $1.7 million, respectively. OG&A expenses increased by $961,000 in the latest quarter, largely due to increased provisions for bad debts and higher property insurance costs as well as the result of the acquisition of Vertech Feeds Ltd. on February 1, 2004. Fifty percent of the $3.3 million increase in OG&A costs in the nine months was due to increased bad debt provisions and account write-offs – the result of restructuring outstanding trade credit with customers under pressure from the effects of BSE, avian flu and, until recently, marginal profitability on hogs.

Consequently, the quarter's EBITDA of $1.8 million declined modestly from $2.1 million last year contributing to a $1.6 million decline in EBITDA to $7.1 million for the nine months ended July 31, 2004. Sustaining capital reinvestment in feed mills and the acquisition of Vertech Feeds Ltd. resulted in a $151,000 increase in depreciation and amortization expenses to $2.5 million for the nine months – in turn, contributing to a $1.8 million year-over-year decline in EBIT to $4.6 million for the nine months ended July 31, 2004.

Financial Markets and Other Investments

Revenues of $4.8 million from Agricore United Financial ("AU Financial") and Unifeed Financial for the nine months ended July 31, 2004 increased $566,000 in the quarter and $1 million in the most recent nine months compared to the same periods last year – the result of increased credit accessed during fiscal 2003 and the introduction of Unifeed Financial in the second quarter of 2004. Other revenue for the nine months ended July 31, 2004 included credit recoveries of $699,000 and earnings from equity investments of $1.3 million, offset by foreign currency transaction and translation losses of $630,000. Other revenue declined by $2 million compared to the same nine-month period last year due to the absence of a $2.5 million cumulative foreign currency translation gain on a subsidiary recorded in 2003, a $543,000 reduction in credit recoveries (as the quality of trade credit continues to improve) and a $264,000 decline in earnings from equity investments, offset by a reduction of $1.3 million in foreign currency translation losses from ongoing operations.

OG&A expenses of $1.8 million for the latest quarter were similar to the same quarter last year and contributed to OG&A expenses of $1.9 million for the nine-month period ended July 31, 2004. The significant increase in expenses in the latest quarter of the current and prior years reflects seasonal increases in the Company's indemnity provisions related to the timing of about $350 million in financing provided to crop input customers by AU Financial through a Canadian Schedule One chartered bank. As a result of the reduction in other revenues, offset by continued growth in AU Financial and Unifeed Financial, segment EBIT of $4.3 million for the nine months ended July 31, 2004 declined $973,000 compared to the same period last year.

Corporate Expenses

Corporate OG&A expenses for the nine months ended July 31, 2004 increased $4.2 million to $28.7 million, largely due to the absence this year of an employee future benefit curtailment gain of $1.3 million recorded in 2003 coupled with a $1.7 million increase in pension and other post-employment benefit expenses in the most recent nine months. A $1.4 million reduction in Corporate depreciation and amortization expenses, primarily resulting from lower depreciation on furniture and fixtures and reduced deferred financing expenses, limited the increase in total expenses for the nine months to $2.9 million – from $31.5 million in 2003 to $34.4 million for the nine months ended July 31, 2004.

Gross Profit and Net Revenue from Services, EBITDA and EBIT

The Company's gross profit and net revenue from services increased $4.4 million (or 2.4%) to $189.6 million in the latest quarter and increased $29.4 million (or 9%) to $354.5 million for the nine months ended July 31, 2004 compared to the same periods last year – entirely due to improved profits from increased grain shipments and margins, offset by lower CPS sales and profits as a result of adverse weather conditions.

OG&A expenses of $95 million for the quarter ended July 31, 2004 increased $9.9 million over last year due to increased operating activity in the port terminals, higher insurance costs in Grain Handling and Livestock Services, higher credit expenses for Livestock Services and higher Company pension and other post-employment benefit expenses. For largely the same reasons, OG&A expenses increased to $246.1 million for the nine months ended July 31, 2004 compared to $226.9 million for the same period last year. The weighted average equivalent full-time ("EFT") staff [2] for the 12 months ended July 31, 2004 was 2,776 compared with 2,707 at October 31, 2003 and 2,715 for the 12 months ended July 31, 2003 with the increase in the current year associated with increased operating activity at the port terminals.

EBITDA of $94.6 million for the quarter and $108.4 million for the nine months ended July 31, 2004 decreased $5.6 million and increased $10.2 million, respectively, over the same periods last year, entirely due to improved Grain Handling profitability from increased grain handling volumes and improved grain margins, offset by reduced profitability from lower CPS sales.

Depreciation and amortization expenses of $15.4 million for the quarter and $47.1 million for the most recent nine months decreased by $2.5 million and $7.1 million, respectively, compared to the same periods ended July 31, 2003, the result of consolidation of the Company's country grain handling facilities and the completion of amortization of certain financing, insurance and seed development costs deferred in the past.

As a result of the foregoing, EBIT of $61.3 million for the nine months ended July 31, 2004 improved by $17.3 million compared to EBIT of $44 million last year, despite a $3 million decrease in EBIT, to $79.2 million in the latest quarter compared to EBIT of $82.2 million for the same quarter last year.

Gain on Disposal of Assets

The $102,000 gain on disposal of assets during the nine months ended July 31, 2004 arose from dispositions in the normal course of business. The gain of $1.2 million during the comparable period in 2003

[2] *Excluding staff related to non-wholly owned subsidiaries and operations discontinued during fiscal 2003 as a result of the sale of the Farm Business Communications division.*

largely reflected the excess of insurance proceeds over the net book value of a country elevator destroyed by fire.

Interest & Securitization Expenses

Interest and securitization expenses of $35.8 million for the nine months ended July 31, 2004 decreased $832,000 from $36.6 million for the same period in 2003 and included $27.9 million of interest on long-term debt (including $2.4 million on the debt portion of the 9% convertible unsecured subordinated debentures ("the Debentures")), $7.9 million on short-term debt and $1.4 million in securitization expenses, offset by $1.4 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

Average long-term debt of $404 million for the nine months ended July 31, 2004 was 1.2% lower than the $409 million average over the same period last year due to scheduled repayments. Long-term interest costs decreased by $1 million (3.6%) this year compared to the same nine-month period last year due to the combination of lower average long-term debt and reduced borrowing costs attributable to changes in the long-term debt components.

The Company's average short-term indebtedness of $205 million over the nine months to July 31, 2004 remained relatively unchanged from the same nine-month period in 2003. Short-term interest costs for the latest nine months declined $691,000 from last year as a result of lower average borrowing costs of 5.46% in 2004 (2003 – 5.95%). Capitalized interest related to capital expenditures increased $464,000 to $891,000 for the nine months ended July 31, 2004, as the number of larger capital projects undertaken during the year increased.

The average value of grain inventory held on behalf of the CWB during the nine months ended July 31, 2004 was $60 million, $31 million (or 34%) lower than in 2003 and was the primary reason for the $1.6 million reduction in carrying charges recovered from the CWB in respect of grain purchased on its behalf and a commensurate reduction in securitization expenses.

Discontinued Operations

The Company sold the assets and liabilities of its Farm Business Communications division effective September 30, 2003. As a result, there are no ongoing Farm Business Communications division operations and its earnings, net of taxes, of $1.1 million for last year's nine-month period ended July 31, 2003 have been reclassified as discontinued operations in the presentation of the Consolidated Statements of Earnings and Retained Earnings for this year.

Income Taxes

The Company's effective tax rate on earnings from continuing operations was 47.7% for the nine months ended July 31, 2004 (2003 – 76.5%). The high effective tax rate for the current and prior year reflects the effect of the federal Large Corporation tax (which levies a flat rate on capital employed at the end of the year). As at July 31, 2004, the Company had loss carry-forwards of about $282 million available to reduce income taxes otherwise payable in future years, with about $107 million expiring between October 2008 and 2010. Since the Company believes it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry, it has not recorded a valuation allowance related to future income taxes.

Net Earnings for the Period

Net earnings of $42.8 million ($0.92 basic earnings per share, or $0.72 diluted earnings per share) for the latest quarter were $2.1 million lower than net earnings of $44.9 million ($0.96 basic earnings per share or $0.75 diluted earnings per share) for the quarter ended July 31, 2003. Net earnings of $13.4 million ($0.21 basic and diluted earnings per share) for the nine months ended July 31, 2004 were $10.3 million better than net earnings of $3.1 million ($nil basic and diluted earnings per share) for the same nine-month period last year. Per share calculations deduct from net earnings an amount of $828,000 (2003 - $829,000), being the pro rata effect of the preferred share dividend for the nine months to July 31, 2004, and after-tax interest of

$3.1 million (2003 - $2.5 million) on the equity component of the Debentures. Net earnings from continuing operations for the nine-month period ended July 31, 2004 were $13.4 million compared to net earnings from continuing operations of $2 million ($0.03 basic and diluted loss from continuing operations per share) for the same nine-month period last year.

Other Disclosure Matters

Related Party Transactions

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. Benson-Quinn–GMS Inc. provides futures clearing and brokerage services to the Company. The Company brokers some of its insurance coverage through its partially owned subsidiary, Canadian Pool Agencies Limited, which in turn may place insurance through the Company's partially owned subsidiary, Pool Insurance Company. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which also entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $94.6 million for the nine months ended July 31, 2004 (2003 - $57.5 million) and total purchases from related parties over the same period were $39.2 million (2003 - $39.7 million). As at July 31, 2004, accounts receivable from and accounts payable to related parties totaled $4.8 million (2003 - $3.3 million) and $157,000 (2003 - $753,000), respectively.

Accounting Policy Changes

Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13 – Hedging Relationships. The Company has an interest rate swap at July 31, 2004 of $132 million at 6.65% (2003 - $144 million at 6.65%) with a Schedule One bank that is used to hedge the floating interest rate component of the syndicated term loan and that is accounted for in accordance with this policy. The swap continues to provide an effective hedge against future interest rate changes. All other derivatives (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) are reported in earnings on a mark-to-market basis. The adoption of this guideline had no material impact on the financial statements.

Liquidity and Capital Resources

Debt Ratings

As summarized in the following table, Standard & Poor's ("S&P") last rated the Company's long-term debt and commercial paper on March 27, 2003 at which time it also issued an initial rating on the Company's 9% unsecured subordinated convertible debentures. Dominion Bond Rating Service Limited's ("DBRS") rating issued on January 22, 2004 maintained its rating on the Company's senior long-term debt, Series "A" and "B" Notes and the Series "A" Convertible Preferred Shares, but improved the trend rating to Stable from Negative.

	Commerical Paper	Senior Long-term Debt	Series 'A' & 'B' Notes	9% convertible unsecured subordinated notes	Series 'A' Convertible Preferred Shares
Standard & Poor's [1]	BB	BB		B+	na
Dominion Bond Rating Service Limited [2]	na	BB (low)	B (high)	na	Pfd-5 (high)

[1] As at March 27, 2003

[2] As at January 22, 2004

Contingencies

In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture, Western Co-operative Fertilizers Limited, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA has taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. The CRA has not yet formally reassessed CFL and discussions with the CRA are ongoing. CFL believes that the CRA's position lacks merit and that the tax dispute will be resolved with no material impact on its shareholders. However, if the issue cannot be resolved in favour of CFL, the maximum exposure to the Company as a result of its indirect interest in CFL is estimated to be about $7 million.

Contractual Obligations

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations *(in thousands)*
(Unaudited)

		Payments Due by Period			
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term Debt	$ **368,372**	$ 36,434	$ 82,326	$ 99,502	$ 150,110
9% convertible unsecured subordinated debentures	**105,000**	-	-	105,000	-
Other long-term obligations	**23,817**	1,941	8,184	5,222	8,470
	497,189	38,375	90,510	209,724	158,580
Other Contractual Obligations					
Operating leases	**36,142**	12,732	17,160	3,793	2,457
Purchase obligations [1]	**421,075**	402,662	18,380	33	-
	457,217	415,394	35,540	3,826	2,457
Total Contractual Obligations	$ **954,406**	$ 453,769	$ 126,050	$ 213,550	$ 161,037

[1] Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

Pension Plan

At July 31, 2004, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. Further to Note 8 of the Company's audited financial statements for the year ended October 31, 2003, the Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with $19.4 million in surpluses and two defined benefit plans with $8.4 million in deficits, which would result in the Company having two defined benefit pension plans. If OSFI were to decline the amalgamation application, the

Company may be required to fund the defined benefit plan deficits over a period of 5 to 15 years. The Company reported a deferred pension asset of $14.8 million in Other Assets at July 31, 2004. The Company made $368,000 in cash contributions to the defined benefit plans and $2.1 million in cash contributions to the defined contribution and multi-employer plans for the nine months ended July 31, 2004 (compared to the pension expense of $4 million recorded in the financial statements).

Agricore United Financial and Unifeed Financial

Unifeed Financial provides additional working capital financing, through a Canadian Schedule One chartered bank, to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. Unifeed Financial was announced December 23, 2003 and, commencing February 19, 2004, advanced $3.5 million to customers against approved credit of $21.3 million during the period ended July 31, 2004. The Company has indemnified the financial institution for aggregate credit losses of $850,000 based on the first 20% to 33% of the outstanding credit on any individual account as well as losses of up to 5% on the aggregate portfolio on a shared basis. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

Outstanding credit of $354 million at July 31, 2004, advanced by a Canadian Schedule One chartered bank under AU Financial was similar to outstanding credit of $352 million at July 31, 2003, as increased customer utilization was offset by a reduction in the number of customers accessing AU Financial. Although credit over 90 days at July 31, 2004 has increased to 1.9% of total outstanding receivables from 1.0% one year ago, 90% of outstanding credit is related to the Company's highest credit rating categories, unchanged from the prior year.

Securitization Arrangement

On November 5, 2003, the Company transferred its securitization program to a new independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with a grain handling contract between the Company and the CWB. Either party may cancel the securitization agreement on 30 days notice. As at July 31, 2004, the Company had securitized $71.9 million of amounts it is entitled to receive in respect of CWB grain inventory compared with $121.1 million at July 31, 2003. About $8.2 million of such receivables remained unsecuritized at July 31, 2004 compared to $3 million at July 31, 2003.

The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Short-term Debt

Bank and other loans of $37.1 million at July 31, 2004 decreased $37.4 million from July 31, 2003 as a result of net capital expenditures and investments of $23.9 million, scheduled debt repayments of $23.1 million, interest paid on the Debentures of $9.5 million, dividends of $5.2 million, reclamation expenditures of $1.6 million, deferred financing and other costs of $2.3 million, share capital redeemed and related redemption costs of $718,000 and $480,000 in debt assumed in a business acquisition, offset by cash flow provided by operations of $64.9 million for the twelve months ended July 31, 2004, a decrease in non-cash working capital of $25.5 million and decreased cash on deposit of $13.8 million.

The Company had $107 million in outstanding letters of credit at July 31, 2004 (an increase of $39.9 million from a year earlier) in support of the security requirements of the CGC, Winnipeg Commodity Exchange and the Company's grain volume insurance program. The Company's available uncommitted short-term revolving credit facility at July 31, 2004 increased by $29.2 million to $256.7 million compared with an

uncommitted facility of $227.5 million at the same time last year. As at August 31, 2004, the Company's uncommitted short-term revolving facility was $236.7 million compared to $181.5 million at August 31, 2003.

Cash Flow Used in Operations

Cash flow from operations of $84.2 million ($1.82 per share) for the latest quarter declined $10.7 million compared to cash flow from operations of $94.8 million ($2.05 per share) for the quarter ended July 31, 2003. Cash flow from operations of $73.2 million ($1.50 per share) for nine months ended July 31, 2004 improved $4.5 million over cash flow from operations of $68.7 million ($1.41 per share) for the same nine-month period last year. Per share calculations for the nine months deduct $828,000 (2003 - $829,000), being the pro rata effect of the preferred share dividend, and accrued after-tax interest on the Debentures of $4.5 million (2003 - $4.1 million) from cash flow from operations. The improved cash flow from operations for the latest nine month period compared to the prior year reflected an increase in EBITDA of $10.2 million plus a decrease in the gain from asset disposals of $1.1 million and a decrease in non-cash post-employment benefit recoveries of $604,000, offset by a $593,000 increase in undistributed earnings from equity investments, the absence this year of $1.1 million in after-tax earnings from operations discontinued in 2003 and an increase of $5.6 million in current income taxes.

Cash flow provided by operations of $64.9 million for the twelve months ended July 31, 2004 exceeded net investing activities of $23.9 million over the same period by $41 million. Principal repayments on long-term debt, interest paid on convertible debentures and shareholder dividends totaled $37.7 million over the same trailing 12-month period.

Working Capital

The Company's liquidity was little changed from a year earlier. The current ratio at July 31, 2004 was 1.43 to 1 compared to 1.48 to 1 at the same time last year but was seasonally higher than the current ratio of 1.31 to 1 at October 31, 2003. The lower current ratio for the latest quarter arises predominantly from a year-over-year increase of $28.8 million in total current assets that was fully financed by an increase in current liabilities.

Working capital of $186.4 million at July 31, 2004 was only $5.8 million lower than $192.2 million at July 31, 2003, the result of a decrease in cash and cash equivalents of $13.8 million, a decrease in non-cash working capital of $17.2 million and an increase in the current portion of long-term debt of $13.5 million, offset by a decrease in short-term debt of $37.4 million and an increase of $1.3 million in the current portion of future taxes recoverable. Working capital at July 31, 2004 was $9.6 million higher than working capital of $176.8 million at October 31, 2003 – the result of a $118.5 million seasonal decrease in non-cash working capital requirements offset by a $126.2 million reduction in net short-term debt and a $1.9 million increase in the net current portion of future income taxes.

The decrease of $13.8 million in cash and cash equivalents compared to the same date last year reflects a modest decrease in the Company's cash on deposit to $7.2 million as well as a seasonal decrease in the Company's consolidated share of cash held by its subsidiaries pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders.

The $17.2 million decrease in non-cash working capital resulted from an $18.1 million increase in inventories and a $23.1 million increase in receivables and prepaid expenses (mainly due to increased grain shipping activity), offset by a $58.4 million increase in accounts payable (also due to increased grain shipping activity as well as the timing of crop production services purchasing). Crop protection product inventories increased by $9.1 million (due to higher inventory carry-out following a depressed 2004 sales season), seed inventory by $3.1 million, livestock feed by $1.3 million (reflecting the expanded operating capacity of the new Edmonton feed mill as well as the acquisition of Vertech Feeds Ltd.) and livestock and other inventories increased $1.7 million.

Capital Expenditures, Acquisitions and Divestitures

Capital expenditures were $22.4 million for the nine months ended July 31, 2004 compared to $20.2 million in the same period last year. Individually large capital expenditures in the current period include $5.2 million for five strategic grain storage expansion projects, $1.2 million for port terminal sampling systems and $3.7 million related to final construction of the replacement feed mill at Edmonton, Alberta which was officially opened August 14, 2004. The Company anticipates spending between $30 million and $35 million on sustaining and expansion-related capital expenditures during the 2004 fiscal year.

The Company acquired all of the shares of Vertech Feeds Ltd., located in Red Deer, Alberta effective February 1, 2004. The Company's offer to purchase the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput elevator and crop production centre located in Roblin, Manitoba, was accepted April 30, 2004 and the transaction closed May 31, 2004. The aggregate cash consideration of $8.3 million paid for the shares of these companies was accounted for under the purchase method and the results of operations of the business is included in the consolidated financial statements from the date of acquisition.

Leverage

The Company's total funded debt (excluding the Debentures), net of cash, decreased to $354.5 million at July 31, 2004 from $401.1 million a year earlier due to cash flow provided by operations and the reduction in non-cash working capital noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest point at July 31, reflecting the Company's core non-seasonal level of working capital. Measured on a weighted average trailing twelve-month basis, the Company's leverage ratio of 46.2% for the twelve months ended July 31, 2004 improved compared to the ratio of 47.6% for the twelve months ended July 31, 2003.

The Company's ratio of net funded debt to net tangible assets at July 31, 2004 was 39% (2003 – 42%) compared with 49% at October 31, 2003.

Market Capitalization

On February 22, 2004, following a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 shares at a price of $9.63 per share for a total cost of $14.7 million plus transaction costs of $680,000. The Company funded the share consolidation program by completing a private placement for 1,520,000 Limited Voting Common Shares on March 1, 2004 at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The market capitalization of the Company's 45,315,459 issued and outstanding Limited Voting Common Shares at September 13, 2004 was $377 million or $8.31 per share compared with the Company's book value of $10.90 per share[3] ($10.11 per share fully diluted) at July 31, 2004. The issued and outstanding Limited Voting Common Shares at September 13, 2004, with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at September 13, 2004 *(Unaudited)*	
Issued and outstanding Limited Voting Common Shares	45,315,459
Securities convertible into Limited Voting Common Shares:	
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	1,104,560
Stock Options	733,006
	61,153,025

Outlook

Excluding the effects on production of the unusually severe 2002 drought, average grain production in Western Canada for the 10 years ended July 31, 2001 (including the effects of the 2001 drought) was approximately 48 million tonnes with about 32 million tonnes (67% of average production) shipped through the primary elevator system. Despite generally favourable growing conditions during 2004, an unusually cool summer as represented by "growing degree days" contributed to a slower maturation of the 2004 crop in Manitoba and Saskatchewan (and to a lesser extent in Alberta) and delayed the harvest significantly compared to the prior year. An unusually early frost on August 20, 2004 affected a wide area primarily across Saskatchewan and southwestern Manitoba, followed by a further frost on September 7, 2004 in Saskatchewan and parts of western Alberta. Continued precipitation across western Canada has further delayed the harvest of even the most advanced crops in northern Alberta. The cumulative impact of these events is expected to affect both yield and quality of the crop ultimately harvested in the affected areas. The CWB recently adjusted its pre-frost production estimates, suggesting production for 2004 may now approximate the ten-year average. On September 10, 2004, Agriculture and Agrifood Canada ("AAFC") forecast crop production levels for the crop year ending July 31, 2004 consistent with the ten-year average, while cautioning that the quality of the crop is expected to be below normal with a smaller percentage of each crop falling into the top grades. AAFC estimated higher canola production in 2004 compared to 2003, but still lower than initial pre-frost projections. The Company is a principal supplier of canola seed inputs and a major shipper of canola production.

The Company had anticipated higher levels of CWB shipments to the West Coast during the Company's fourth quarter resulting in industry grain shipments comparable to the same quarter last year. Given the predisposition of the Company's grain handling network to West Coast movement, such an increase in CWB shipping could result in comparable grain shipments for the Company as well. However, the late harvest in 2004 is expected to cause a "ripple effect" by delaying grain movement from the current quarter ending October 31, 2004 through the initial shipping period of 2005 for the industry as a whole as well as the Company.

[3] *Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the Debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the Debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.*

Significant moisture during the late spring and summer, while negating spring's initial dry conditions, delayed the timing of some planting activities resulting in reduced sales of crop nutrients, crop protection products and related services. Significantly cooler weather during the summer delayed the normal maturation of the 2004 crop. Consequently, the later harvest in 2004 compared to the prior year may delay fall fertilizer application and result in sales being deferred until the first quarter of 2005, if not until the spring of 2005. Additional frost days prior to the final maturation of the crop may also limit pre-harvest sale of crop protection products in the fourth quarter. The above average crop growth that occurred prior to the effect of the August frost is expected to have significantly reduced soil nutrient levels, which in turn should contribute to at least normal, if not increased, industry sales of crop nutrients during fiscal 2005, absent other offsetting factors such as moisture deficits in the spring of 2005.

Western Canada's livestock industry (the Livestock Services segment's major customers) and livestock producers' purchasing power continue to suffer from U.S. trade restrictions affecting the export of Canadian live cattle, and to a lesser extent the more recent outbreak of avian flu in British Columbia. As reported previously, some rationalization among less efficient feed manufacturers has occurred in British Columbia and Alberta and may be expected to continue as a result of ongoing pressures on the livestock industry. Although many countries have relaxed the restrictions imposed on Canadian beef exports, following the discovery of a single case of BSE in Alberta over 15 months ago and a subsequent case in the United States, the timing of anticipated relief from import restrictions imposed by the U.S., initially expected to occur in 2004, remains uncertain. Federal and provincial programs – particularly in Alberta – initially provided essential cash receipts to beef producers to support the industry during this period. The federal government recently expanded its support for the livestock industry with additional cash programs expected to support producers through to the spring of 2005. Avian flu, discovered in British Columbia in February 2004, led to the widespread de-population of poultry barns with subsequent re-population expected to take up to a year, although it is not expected to have a significant impact on the Company's financial results. Canadian hog producers continue to benefit from higher U.S. based hog prices (as a result of rising world demand). However, this reprieve may be dampened if the U.S. dollar resumes its weakening trend.

The U.S. Department of Commerce reached a preliminary conclusion in August 2004 that the cost of Canadian hog production is not benefiting from countervailing Canadian federal and provincial government subsidies. However, the Department of Commerce continues with its inquiry as to whether or not Canadian hogs were being exported to the U.S. below the cost of production, contrary to anti-dumping provisions of current trade agreements. A preliminary decision in this respect is expected by October 2004.

The Company processed $1 billion of AU Financial credit applications for the 2004 growing season, (comparable to the prior year) of which $343 million in credit had been drawn as at August 31, 2004 (2003 - $340 million). Unifeed Financial approved $23.4 million in credit applications of which $4.5 million was drawn at August 31, 2004. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances compared to AU Financial. At July 31, 2004, the Company had advanced $27.5 million in secured trade credit to customers that may be eligible for credit under Unifeed Financial. As eligible customers complete the marketing of their current livestock, their future credit needs will be advanced under Unifeed Financial. The Company also anticipates expanding its base of creditworthy customers accessing trade credit through Unifeed Financial.

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's ongoing operations.

Additional Information

Additional information relating to the Company, including the Company's 2003 AIF, is available on SEDAR at www.sedar.com.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties associated with poor weather, agricultural commodity prices, international trade and political uncertainty, competition, domestic regulation, environmental risks, labour disruptions, credit risk and foreign exchange risk. For a more detailed discussion of these risks and their potential impact, see the Company's 2003 AIF and the MD&A included on pages 18 to 29 of its 2003 Annual Report. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Balance Sheets

As at July 31 (in thousands) *(Unaudited)*	**2004**	2003	October 31, 2003
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 50,977**	$ 64,774	$ 53,919
Accounts receivable (Note 5)	**256,862**	230,028	226,760
Inventories	**291,725**	273,653	447,508
Prepaid expenses	**17,078**	20,791	20,302
Future income taxes	**4,890**	3,438	2,903
	621,532	592,684	751,392
Property, Plant and Equipment	**670,836**	704,292	688,896
Other Assets (Note 11)	**55,694**	57,524	62,139
Goodwill	**28,603**	25,024	26,389
Intangible Assets	**16,502**	16,566	16,502
Future Income Taxes	**27,205**	28,577	36,111
	$ 1,420,372	$ 1,424,667	$ 1,581,429
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank and other loans (Note 6)	**$ 37,104**	$ 74,490	$ 175,947
Accounts payable and accrued expenses	**361,220**	302,783	369,152
Dividends payable	**-**	-	2,464
Current portion of long-term debt	**36,434**	22,938	26,774
Future income taxes	**392**	287	259
	435,150	400,498	574,596
Long-term Debt	**331,938**	368,475	361,225
Debt Component of Convertible Debentures	**25,769**	31,876	30,417
Other Long-term Liabilities	**37,013**	37,616	36,246
Future Income Taxes	**5,104**	4,388	4,515
Shareholders' Equity			
Share capital (Note 7)	**460,013**	460,486	460,509
Equity component of convertible debentures	**79,675**	73,340	74,869
Contributed surplus	**1,044**	642	642
Retained earnings	**44,666**	47,346	38,410
	585,398	581,814	574,430
	$ 1,420,372	$ 1,424,667	$ 1,581,429

Consolidated Statements of Earnings and Retained Earnings

For the periods ended July 31 (in thousands, except per share amounts) *(Unaudited)*	*Third Quarter* **2004**	2003	*Nine Months* **2004**	2003
Sales and revenue from services (Note 4)	**$ 1,398,856**	$ 1,021,130	**$ 2,688,351**	$ 2,034,564
Gross profit and net revenue from services (Note 4)	**189,634**	185,277	**354,487**	325,098
Operating, general and administrative expenses (Note 4)	**(95,011)**	(85,086)	**(246,094)**	(226,858)
Earnings before the undernoted (Note 4)	**94,623**	100,191	**108,393**	98,240
Depreciation and amortization (Note 4)	**(15,383)**	(17,926)	**(47,094)**	(54,194)
	79,240	82,265	**61,299**	44,046
Gain (loss) on disposal of assets	**(281)**	249	**102**	1,246
Interest and securitization expenses	**(10,369)**	(11,280)	**(35,783)**	(36,615)
	68,590	71,234	**25,618**	8,677
Discontinued operations - net of income taxes	**-**	(134)	**-**	1,098
Provision for income taxes	**(25,804)**	(26,249)	**(12,210)**	(6,636)
Income for the period	**42,786**	44,851	**13,408**	3,139
Retained earnings, beginning of period	**4,289**	3,430	**38,410**	46,658
Increase in equity component of convertible debentures	**(1,050)**	(935)	**(3,076)**	(2,451)
Dividends	**(1,359)**	-	**(4,076)**	-
Retained earnings, end of period	**$ 44,666**	$ 47,346	**$ 44,666**	$ 47,346
Basic earnings per share (Note 1)	**$ 0.92**	$ 0.96	**$ 0.21**	$ -
Diluted earnings per share (Note 1)	**$ 0.72**	$ 0.75	**$ 0.21**	$ -
Basic earnings (loss) from continuing operations per share (Note 1)	**$ 0.92**	$ 0.97	**$ 0.21**	$ (0.03)
Diluted earnings (loss) from continuing operations per share (Note 1)	**$ 0.72**	$ 0.75	**$ 0.21**	$ (0.03)

Consolidated Statements of Cash Flows

For the periods ended July 31 (in thousands) *(Unaudited)*	*Third Quarter* **2004**	2003	*Nine Months* **2004**	2003
CASH FLOWS FROM OPERATING ACTIVITIES:				
Income for the period	$ **42,786**	$ 44,851	$ **13,408**	$ 3,139
Adjustments for:				
Depreciation and amortization	**15,383**	17,926	**47,094**	54,194
Employee future benefits	**710**	1,502	**1,881**	1,277
Future income tax recovery	**24,258**	29,836	**7,948**	8,413
Equity earnings from investments, net of distributions	**(707)**	(86)	**(727)**	(134)
Stock-based compensation	**-**	-	**402**	306
Interest on debt component of convertible debentures	**767**	993	**2,440**	2,626
Discontinued operations, non-cash items	**-**	38	**-**	119
Loss (gain) on disposal of assets	**281**	(249)	**(102)**	(1,246)
Other long-term liabilities	**673**	-	**886**	-
Cash flow provided by operations	**84,151**	94,811	**73,230**	68,694
Changes in non-cash working capital	**224,595**	128,152	**127,856**	116,173
	308,746	222,963	**201,086**	184,867
CASH FLOWS FROM INVESTING ACTIVITIES:				
Business acquisitions, net of cash acquired (Note 10)	**(3,591)**	(8,229)	**(8,325)**	(8,229)
Property, plant and equipment expenditures	**(7,128)**	(5,118)	**(22,433)**	(20,202)
Proceeds from disposal of property, plant and equipment	**974**	2,562	**3,431**	5,022
Decrease in other assets	**2,199**	1,493	**217**	392
	(7,546)	(9,292)	**(27,110)**	(23,017)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in bank and other loans	**(286,619)**	(167,142)	**(139,323)**	(314,232)
Proceeds from long-term debt	**-**	-	**-**	109,000
Long-term debt repayments	**(4,605)**	(3,288)	**(19,627)**	(14,746)
Proceeds from convertible debentures	**-**	-	**-**	105,000
Interest paid on convertible debentures	**(4,725)**	(4,790)	**(9,450)**	(4,790)
Deferred financing expenditures	**(1,012)**	(26)	**(2,136)**	(10,157)
Decrease in other long-term liabilities	**(80)**	(644)	**(460)**	(1,674)
Share capital issued (redeemed)	**119**	71	**(61)**	134
Share issue costs	**-**	-	**(680)**	-
Dividends	**(1,359)**	-	**(5,181)**	(4,728)
	(298,281)	(175,819)	**(176,918)**	(136,193)
CHANGE IN CASH AND CASH EQUIVALENTS	**2,919**	37,852	**(2,942)**	25,657
Cash and cash equivalents at beginning of period	**48,058**	26,922	**53,919**	39,117
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ **50,977**	$ 64,774	$ **50,977**	$ 64,774

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash payments of interest	$ **(12,922)**	$ (14,966)	$ **(41,808)**	$ (38,182)
Cash recovery (payments) of taxes	$ **(2,474)**	$ 826	$ **(7,380)**	$ (4,511)

Notes to the Consolidated Financial Statements
(Unaudited)

1. Earnings Per Share

Nine months ended July 31 *(in thousands, except per share amounts - unaudited)*	2004 Income	2004 Shares	2004 Per Share	2003 Income	2003 Shares	2003 Per Share
Net earnings for the period	$ 13,408			$ 3,139		
Less:						
Preferred share dividend	(828)			(829)		
Interest on equity component of convertible debentures	(3,076)			(2,451)		
Basic & diluted earnings per share	$ 9,504	45,265	$ 0.21	$ (141)	45,295	$ -
Less:						
Earnings from discontinued operations - net of income tax	-	-	-	(1,098)	-	(0.02)
Basic & diluted earnings (loss) from continuing operations per share	$ 9,504	45,265	$ 0.21	$ (1,239)	45,295	$ (0.03)

Third Quarter ended July 31 *(in thousands, except per share amounts - unaudited)*	2004 Income	2004 Shares	2004 Per Share	2003 Income	2003 Shares	2003 Per Share
Net earnings for the period	$ 42,786			$ 44,851		
Less:						
Preferred share dividend	(276)			(276)		
Interest on equity component of convertible debentures	(1,050)			(935)		
Basic earnings per share	$ 41,460	45,306	$ 0.92	$ 43,640	45,307	$ 0.96
Add:						
Loss from discontinued operations - net of income tax	-	-	-	134	-	-
Basic earnings from continuing operations per share	$ 41,460	45,306	$ 0.92	$ 43,774	45,307	$ 0.97
Basic earnings per share	$ 41,460	45,306	$ 0.92	$ 43,640	45,307	$ 0.96
Add :						
Preferred share dividend	276	1,105		276	1,105	
Interest on debt and equity components of convertible debentures	1,541	14,000		1,530	14,000	
Diluted earnings per share	$ 43,277	60,411	$ 0.72	$ 45,446	60,412	$ 0.75
Add:						
Loss from discontinued operations - net of income tax	-	-	-	134	-	-
Diluted earnings from continuing operations per share	$ 43,277	60,411	$ 0.72	$ 45,580	60,412	$ 0.75

Basic earnings per share is derived by deducting annual dividends on preferred shares and interest on the equity portion of convertible unsecured subordinated debentures from earnings for the period and dividing this total by the weighted average number of Limited Voting Common Shares outstanding for the period.

The effect of potentially dilutive securities (convertible unsecured subordinated debentures, preferred shares) was not included in the calculation of diluted earnings per share for the nine months ended July 31, 2004 and 2003 as the result would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted earnings per share as the exercise price exceeds the average trading value of the shares in the respective periods.

2. Accounting Principles

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2003 annual consolidated financial statements except as described in Note 9 with respect to hedging relationships. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2003.

3. Seasonal Nature of Business

Agricore United's earnings follow the seasonal activity pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Crop Production Services' peak sales periods for its products (seed, crop nutrients and crop protection products) are May through July, corresponding with the start of the growing season, followed by increased levels of crop protection product sales in the late fall. Livestock Services sales tend to peak during the winter months as feed consumption increases. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

4. Segment Information

For the periods ended July 31 (in thousands)	*Third Quarter*		*Nine Months*	
(Unaudited)	**2004**	2003	**2004**	2003
SALES AND REVENUE FROM SERVICES				
Grain Handling	**$ 793,631**	$ 366,365	**$ 1,799,029**	$ 1,090,713
Crop Production Services	**542,095**	599,513	**705,600**	765,513
Livestock Services	**72,809**	63,974	**205,670**	200,679
Financial Markets & Other Investments	**2,776**	1,084	**6,267**	7,314
	1,411,311	1,030,936	**2,716,566**	2,064,219
Less: Intersegment Sales*	**(12,455)**	(9,806)	**(28,215)**	(29,655)
	$ 1,398,856	$ 1,021,130	**$ 2,688,351**	$ 2,034,564
GROSS PROFIT AND NET REVENUE FROM SERVICES				
Grain Handling	**$ 69,566**	$ 37,114	**$ 163,013**	$ 102,070
Crop Production Services	**106,698**	137,110	**152,438**	184,622
Livestock Services	**10,594**	9,969	**32,769**	31,092
Financial Markets & Other Investments	**2,776**	1,084	**6,267**	7,314
	$ 189,634	$ 185,277	**$ 354,487**	$ 325,098
OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES				
Grain Handling	**$ (41,159)**	$ (36,346)	**$ (108,050)**	$ (98,216)
Crop Production Services	**(33,478)**	(32,672)	**(81,782)**	(79,787)
Livestock Services	**(8,806)**	(7,845)	**(25,656)**	(22,378)
Financial Markets & Other Investments	**(1,847)**	(1,812)	**(1,892)**	(1,947)
Corporate	**(9,721)**	(6,411)	**(28,714)**	(24,530)
	$ (95,011)	$ (85,086)	**$ (246,094)**	$ (226,858)
EBITDA				
Grain Handling	**$ 28,407**	$ 768	**$ 54,963**	$ 3,854
Crop Production Services	**73,220**	104,438	**70,656**	104,835
Livestock Services	**1,788**	2,124	**7,113**	8,714
Financial Markets & Other Investments	**929**	(728)	**4,375**	5,367
Corporate	**(9,721)**	(6,411)	**(28,714)**	(24,530)
	$ 94,623	$ 100,191	**$ 108,393**	$ 98,240

For the periods ended July 31 (in thousands) *(Unaudited)*	Third Quarter 2004	Third Quarter 2003	Nine Months 2004	Nine Months 2003
DEPRECIATION & AMORTIZATION				
Grain Handling	**$ (7,425)**	$ (8,782)	**$ (23,366)**	$ (26,670)
Crop Production Services	**(5,332)**	(6,044)	**(15,553)**	(18,127)
Livestock Services	**(849)**	(792)	**(2,488)**	(2,337)
Financial Markets & Other Investments	**(1)**	(20)	**(41)**	(60)
Corporate	**(1,776)**	(2,288)	**(5,646)**	(7,000)
	$ (15,383)	$ (17,926)	**$ (47,094)**	$ (54,194)
EBIT				
Grain Handling	**$ 20,982**	$ (8,014)	**$ 31,597**	$ (22,816)
Crop Production Services	**67,888**	98,394	**55,103**	86,708
Livestock Services	**939**	1,332	**4,625**	6,377
Financial Markets & Other Investments	**928**	(748)	**4,334**	5,307
Corporate	**(11,497)**	(8,699)	**(34,360)**	(31,530)
	$ 79,240	$ 82,265	**$ 61,299**	$ 44,046
*INTERSEGMENT SALES				
Grain Handling	**$ (11,905)**	$ (9,766)	**$ (27,637)**	$ (29,514)
Crop Production Services	**(550)**	(40)	**(578)**	(141)
	$ (12,455)	$ (9,806)	**$ (28,215)**	$ (29,655)

5. Securitization

At July 31, 2004, grain held for the account of CWB is reported net of securitized amounts of $71.9 million (2003 - $121.1 million). The table below summarizes certain cash flows related to the transfer of receivables during the period:

As at July 31, 2004 (in thousands) *(Unaudited)*	
Proceeds from new securitizations	$ 53,000
Proceeds from collections not reinvested	$ 18,865

The net cost of these transactions is included in interest and securitization expense in the consolidated statements of earnings and retained earnings.

6. Bank and Other Loans

On March 1, 2004, the Company replaced its $350 million revolving facility, which matured February 29, 2004, with a $375 million facility maturing February 28, 2005. Apart from adding three Schedule One Canadian chartered banks to the syndicate and a $50 million seasonal increase in the facility between November 1 and April 30 (subsequently extended to May 31), the financial terms and underlying security are consistent with those described in Note 9 to the October 31, 2003 annual consolidated financial statements.

7. Share Capital

The share capital at July 31, 2004 reflects the following transactions:

a) ***Share Consolidation Program*** – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $14.7 million. The one-day program provided for the

consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

b) ***Private Placement of Limited Voting Common Shares*** – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The issued and outstanding Limited Voting Common Shares with securities convertible into Limited Voting Common Shares are as follows:

As at July 31 *(Unaudited)*	**2004**	2003
Issued and outstanding Limited Voting Common Shares	**45,307,026**	45,306,831
Securities convertible into Limited Voting Common Shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,773**	1,105,154
Stock options	**733,006**	605,913
	61,144,805	61,017,898

As at July 31, 2004, the Company had reserved a further 302,627 Limited Voting Common Shares (July 31, 2003 – 429,720) for granting under the Executive Stock Option Plan, 21,309 Limited Voting Common Shares (July 31, 2003 - 38,613) for granting under the Directors Share Compensation Plan and 496,330 Limited Voting Common Shares (July 31, 2003 – nil) for issue under the Dividend Reinvestment Plan.

Stock options outstanding at July 31, 2004 have a range of exercise prices from $9.30 to $11.50 and a weighted average life of 6.96 years.

For the nine months ended July 31, 2004 *(Unaudited)*	**Number of Options**	**Weighted Average Exercise Price**
Outstanding at the beginning of the period	603,041	$ 10.16
Granted	168,479	9.31
Forfeited	(38,514)	10.23
Outstanding at end of period	733,006	$ 9.96
Exercisable at end of period	450,044	$ 10.22

8. Commitments, Contingencies and Guarantees

a) ***Letters of Credit*** – The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from September 2004 to January 2006. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at July 31, 2004, the outstanding banking letters of credit were $107 million.

b) ***Indemnification of Accounts Receivable*** – Under the terms of an agreement with a financial institution (as described in note 4 of the October 31, 2003 annual consolidated financial statements), the Company agreed to indemnify the financial institution for a portion of future losses incurred on an accounts receivable portfolio to a maximum limit of 5% of outstanding credit. No amount under this indemnity has been paid; however, an amount of $2.1 million has been accrued at July 31, 2004 based on the provision for losses determined under the terms of the agreement.

   Under the terms of an agreement with a financial institution, the Company has agreed to indemnify the financial institution for aggregate credit losses under Unifeed Financial based on the first 20% to 33% of the outstanding credit on any individual account or $815,000 at July 31, 2004. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

c) ***Loan Guarantees*** – The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at July 31, 2004, the current outstanding balance of these guarantees is $4.6 million. These guarantees reduce as the underlying loans are repaid and expire between 2006 and 2014.

d) ***Property Tax Appeal Recovery*** – On October 31, 2003, the Company agreed with the Municipal Property Assessment Corporation to settle the outstanding property tax appeals for its terminals in Thunder Bay in exchange for a revised assessment methodology, the impact of which was not determinable at the time. During 2004, the City of Thunder Bay consented to adopting the revised assessment methodology for the 1996 through 2003 tax years. The approval resolved the contingent gain that existed at October 31, 2003 and accordingly the Company accrued a recovery of $4.5 million in its results of operations for the three months ended January 31, 2004, all of which was subsequently received, excluding a $350,000 holdback.

e) ***Contingency for Tax Dispute*** – In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture, Western Co-operative Fertilizer Limited, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA has taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed.

   The CRA has not yet formally reassessed CFL and discussions with the CRA are ongoing. CFL believes that the position of the CRA lacks merit and that the tax dispute will be resolved with no material impact on its shareholders. However, if the issue cannot be resolved in favour of CFL, the maximum exposure to the Company as a result of its indirect interest in CFL is estimated to be about $7 million.

9. Accounting Policy Change

Hedging Relationships - Effective November 1, 2003, the Company adopted CICA Accounting Guideline 13, Hedging Relationships. The new guideline addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company is required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

The Company has an interest rate swap that is accounted for in accordance with this policy and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Any derivative that does not qualify for hedge accounting (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) is reported in earnings on a mark-to-market basis. The adoption of this guideline had no material impact on the financial statements.

10. Business Acquisitions

Effective February 1, 2004, the Company purchased, through its wholly owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta.

The Company's offer to purchase the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Roblin, Manitoba, was accepted on April 30, 2004 and the transaction closed on May 31, 2004.

These acquisitions are accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition. These transactions are summarized as follows:

For the nine months ended July 31, 2004 (in thousands)
(Unaudited)

Net assets acquired		
Current assets	$	3,881
Property, plant & equipment		3,382
Goodwill		4,801
Liabilities assumed		(2,190)
Total purchase price	$	9,874
Less cash assumed		(1,549)
Cash consideration	$	8,325

11. Disposal of Long-Lived Assets

The Company ceased to operate one of its three port terminals in Thunder Bay, Ontario and consolidated its operations into the two remaining wholly-owned port terminals. With the opening of its new replacement livestock feed mill in Strathcona county, Alberta, the Company plans to close and demolish its existing feed mill in Edmonton. The closure of these facilities is not expected to have a material impact on the ongoing operation of the Company's Grain Handling and Livestock Services business segments.

12. Pension Expense

The net benefit plan expense related to the Company's defined benefit and defined contribution pension plans is included in the Operating, General and Administrative Expenses in the Consolidated Statements of Earnings and Retained Earnings. The net benefit plan expense is $4 million for the nine months ended July 31, 2004 (2003 - $3.4 million) and $1.4 million for the third quarter ended July 31, 2004 (2003 - $1.2 million).

13. Comparative Amounts

Certain comparative amounts have been reclassified to conform to current year presentation.

Shareholder Information

For the periods ended July 31	*Third Quarter*		*Nine Months*	
Trading Activity *(on Toronto Stock Exchange)*	**2004**	2003	**2004**	2003
Limited Voting Common Shares *(Symbol: AU)*				
High	**$ 8.99**	$ 8.25	**$ 9.99**	$ 8.25
Low	**$ 7.00**	$ 5.25	**$ 7.00**	$ 3.60
Close	**$ 8.75**	$ 7.50	**$ 8.75**	$ 7.50
Volume	**1,884,376**	4,684,777	**11,889,295**	9,949,742
Preferred shares *(Symbol: AU.PR.A)*				
High	**$ 15.60**	$ 14.90	**$ 15.90**	$ 14.90
Low	**$ 15.02**	$ 12.80	**$ 13.80**	$ 12.50
Close	**$ 15.25**	$ 14.50	**$ 15.25**	$ 14.50
Volume	**8,111**	14,486	**36,756**	40,327
9% convertible unsecured subordinated debentures *(Symbol: AU.DB)*				
High (per $100 principal)	**$ 133.00**	$ 132.80	**$ 147.00**	$ 132.80
Low (per $100 principal)	**$ 117.50**	$ 101.10	**$ 117.50**	$ 92.00
Close (per $100 principal)	**$ 133.00**	$ 124.75	**$ 133.00**	$ 124.75
Volume	**$ 6,685,000**	$ 32,622,000	**$ 17,218,000**	$ 57,432,000

As at July 31, 2004 *(Unaudited)*		
Book value per share	**$ 10.90**	$ 10.96
Fully diluted book value per share	**$ 10.11**	$ 10.15

Book value per share is derived by dividing the shareholders' equity (excluding the equity portion of the convertible debentures) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including both the debt and equity portions of the convertible debentures and the value of executive stock options) at the end of the period by the total number of Limited Voting Common Shares outstanding at the end of the period as if the preferred shares, executive stock options and the convertible debentures had been fully converted.

Operating Highlights

For the periods ended July 31 (in thousands)	*Third Quarter*		*Nine Months*	
	2004	2003	**2004**	2003
Grain Shipments - country elevators *(tonnes)*	**2,819**	1,639	**7,562**	4,650
Terminal Handle *(tonnes)*	**1,702**	1,133	**3,985**	2,139
Seed, Fertilizer, Crop Protection & related product Sales *(dollars)*	**$ 530,509**	$ 583,489	**$ 687,301**	$ 738,423
Livestock Services Feed Sales *(tonnes)*	**215**	192	**658**	632

Agricore United

AGRICORE UNITED DECLARES DIVIDENDS

September 16, 2004 (Winnipeg) – Agricore United's Board of Directors today declared an annual dividend of $1.00 per share on the Series A Convertible Preferred Shares and a dividend for the quarter of $0.03 per share on the Limited Voting Common Shares. Each dividend is payable on November 15, 2004 to shareholders of record at the close of business on October 15, 2004.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

-30-

For more information, contact:

David Carefoot
Vice-President, Corporate Finance and Investor Relations
(204) 944-5651
dcarefoot@agricoreunited.com

Form 52-109F2 – Certification of Interim Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: September 15, 2004

Brian Hayward
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the interim period ending July 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

Date: September 15, 2004

Peter G. M. Cox
Chief Financial Officer